

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

May 17, 2010

Mr. Timothy H. Powers
Chairman, President and
Chief Executive Officer
Hubbell Incorporated
584 Derby Milford Rd
Orange, CT 06477

      **Re:    Hubbell Incorporated**
               **Form 10-K for the fiscal year ended December 31, 2009**
               **Filed: February 19, 2010**
               **File No.  1-2958**

Dear Mr. Powers:

      We have completed our review of your filing and have no further comments at this time.

                           Sincerely,

                           /s/ Larry Spirgel

                           Larry Spirgel
                           Assistant Director